Mayer Brown LLP 1999 K Street, N.W. Washington, DC 20006-1101 United States of America T: +1 202 263 3000 F: +1 202 263 3300

January 19, 2022	mayerbrown.com

VIA EDGAR Ms. Ashley Vroman-Lee Senior Counsel U.S. Securities and Exchange Commission Division of Investment Management, Disclosure Review Office 100 F Street N.E. Washington DC 20549	Adam D. Kanter Partner T: +1 202 263 3164 F: +1 202 263 5385 AKanter@mayerbrown.com

Re:  DNP Select Income Fund Inc. (File No. 811-4915), Duff & Phelps Utility

and Infrastructure Fund Inc. (File No. 811-22533) and DTF Tax-Free

Income 2028 Term Fund Inc. (File No. 811-6416) (each a “Fund” and collectively, the “Funds”) Preliminary Proxy Statement

Dear Ms. Vroman-Lee:

On behalf of the Funds, set forth below are the Funds’ responses to the comments provided by the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (“SEC”) by telephone on January 7, 2022, regarding the Funds’ joint preliminary proxy statement filed with the SEC on December 30, 2021 (the “Preliminary Proxy Statement”). All capitalized terms not defined in this letter have the meanings set out in the Preliminary Proxy Statement.

The Staff’s comments are set forth in italics followed by the Funds’ response.

1.

Page 1 of the joint proxy statement indicates that “[t]he Funds will bear the cost of the annual proxy meeting and this proxy solicitation.” Please include disclosure regarding how much this is expected to be, as the cost may be material to Fund shareholders.

Response: The Funds have revised the disclosure to provide the estimated costs of the annual meeting and proxy solicitation, including the printing and mailing of proxy materials.

2.

Page 14 of the joint proxy statement, under the heading “Potential Risks of the Proposed Amendment,” includes disclosure that “[o]ther than in connection with its existing Reinvestment Plan and ATM offering program, DNP has no present intention to issue any additional shares of common stock.” Please consider including disclosure that although there is no current intent to do so, there is no guarantee or assurance that the additional shares authorized for issuance will be used solely for the Reinvestment Plan and ATM offering program.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including

Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)

and Tauil & Chequer Advogados (a Brazilian partnership).

Mayer Brown LLP

Ms. Ashley Vroman-Lee

January 19, 2022

Response: The Funds have revised the disclosure to state that there is no guarantee or assurance that the additional shares authorized for issuance will be used solely for the Reinvestment Plan and ATM offering program.

3.

On page 22 of the joint proxy statement, under the heading “Solicitation of Proxies,” please indicate who is paying for the solicitation and include the approximate cost of the solicitation so that Fund shareholders are on notice.

Response: The Funds have revised the disclosure in this section to clarify that the Funds do not currently intend to retain any third party solicitor to contact shareholders regarding the proxy solicitation or incur any expenses for such a third party solicitation, and have also included disclosure, consistent with the Funds’ response to comment #1 above, regarding the estimated costs of the annual meeting and proxy solicitation being borne by the Funds.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 263-3164.

Very truly yours,

/s/ Adam D. Kanter

Adam D. Kanter Partner

cc:	Lawrence R. Hamilton, Esq., Mayer Brown LLP William J. Renahan, Esq., Duff & Phelps Investment Management Co.